U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      COLORADO COMMUNITY BROADCASTING, INC.
                 (Name of Small Business Issuer in its charter)


          Colorado                                             84-1469319
------------------------------                           -----------------------
State or other jurisdiction of                           IRS Employer ID Number
incorporation or organization

             10200 W. 44th Avenue, Suite 400, Wheat Ridge, CO 80033
       ------------------------------------------------------------------
              (Address of principal executive offices) (Zip Code)

         Issuer's telephone number: (303) 422-8127


           Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)




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                                TABLE OF CONTENTS

                                     PART I

                                                                            Page

Item 1.           Business.....................................................3

Item 2.           Management's Discussion and Analysis of Financial
                  Condition and Results of Operations.........................21

Item 3.           Properties..................................................22

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management..................................................23

Item 5.           Directors and Executive Officers of the Registrant..........23

Item 6.           Executive Compensation......................................28

Item 7.           Certain Relationships and Related Transactions..............29

Item 8.           Description of Securities...................................30

                                     PART II

Item 1.           Market for Registrant's Common Stock and Security
                  Holder Matters..............................................31

Item 2.           Legal Proceedings...........................................31

Item 3.           Changes in and Disagreements with Accountants on
                  Accounting and Financial Disclosure.........................31

Item 4.           Recent Sales of Unregistered Securities.....................31

Item 5.           Indemnification of Directors and Officers...................34

                                    PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49

PART I


Item 1.  Description of Business.

General

         Colorado Community Broadcasting, Inc. (the "Company") was formed on June 23, 1998. The Company contracted to purchase the low power television license and station serving Estes Park, Colorado. It planned to operate the station to broadcast local programming mixed with appropriate national programming. The Company was unable to complete purchase arrangements and withdrew from the contract.

     The Company is now seeking other low power station opportunities in market areas in Colorado and New Mexico. No target market has yet been identified.

Business Plan

         The Lower Power Television Service (LPTV) was established by the Federal Communications Commission in 1982. It was primarily intended to provide opportunities for locally-oriented television service in small communities, both rural communities and individual communities within larger urban areas. LPTV presents a less expensive and very flexible means of delivering programming tailored to the interests of viewers in small localized areas, providing a means of local self-expression. In addition, LPTV has created opportunities for new competitors in television broadcasting, and it has permitted fuller use of the broadcast spectrum. The Company intends to seek other low power stations for acquisition.

         With their narrow geographic coverage, unaffiliated status and local programming focus, low-power TV stations are playing an increasingly important role in today's broadcasting mix. For independent videomakers, they present one of the most exciting opportunities to come along since leased access cable.

         In the first calendar quarter of 1999, the Company raised $24,500 in a private placement. For the period of 1998 through date hereof, the Company had no revenues or business. The Company has no commercial operations as of date hereof. The Company has no full-time employees and owns no real estate.

         The Company's current business plan is to seek, investigate, and, if warranted, acquire one or more low power TV stations and to pursue other related activities intended to enhance shareholder value. The acquisition of a station may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has minimal capital.


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The  Company  intends  to seek  opportunities  demonstrating  the  potential  of long-term growth as opposed to short-term earnings.

         Low-power TV (LPTV) is relatively unused broadcast category created by the Federal Communications Commission (FCC). While high-power TV stations boast large antennae and enough power to transmit many miles, their low-power counterparts have smaller antennae, less expensive gear and transmit within a much more limited area. A typical LPTV station has a reach of between five and twenty miles. Most easily cover an average city; many can reach entire counties.

         The local LPTV niche can actually contain several different markets, especially in areas with diverse populations. For independent producers who want their programming on LPTV, that local angle is critical. The sorts of shows successfully produced by independents for LPTV: special interest programming; high school sports; neighborhood call-in shows; regional real estate and legal advice shows; city and country political forums; local church services; community arts and entertainment programs, and a wide range of talk show formats covering local issues not seen on national TV. Low-power TV opens up opportunities for videomakers to get their programming into a commercial broadcasting environment. Independent producers in markets where LPTV exists should definitely view it as potential sources to air their programming, now and in the future.

                                  LPTV Industry

         In March 1982, the Federal Communications Commission adopted final rules with regard to the establishment of a new broadcasting service called Low Power Television (LPTV), which rules were effective on June 7, 1983. Beginning in 1980, the FCC authorized the FCC Mass Media Bureau to accept, process and grant conditional applications for LPTV stations while rules were finalized. As of the date hereof there are approximately 2000 LPTV licenses which have been granted.

         Functioning in the same manner as full power (conventional) television stations, but without many of the regulatory burdens imposed upon full power television stations, LPTV stations are allowed to:

         Broadcast programs produced locally;

         Retransmit signals received via satellite;

         Broadcast advertisements;

         Broadcast encoded or "scrambled" signals for which viewers would have to lease or purchase decoding devices; and

         Broadcast computerized encoded data for business.



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         LPTV  stations  can be built and can  operate at a lower cost than full service stations because the equipment LPTV stations use is less expencnsive, the relaxed rules for the service enable staff costs to be reduced and the costs of electricity, a major budget item for full power television stations, are lower for LPTV stations. Lower construction and operating costs will enable LPTV stations to offer lower advertising rates. In addition, while a company may only own seven full power television stations, a company may own an unlimited number of LPTV stations.

         The FCC currently limits the power of LPTV stations to 150 kw of effective radiated power for UHF stations and 3 watts of power for VHF stations. The effect of such power limitations is to reduce the broadcast range, as compared with full power television stations. The effective transmission range of LPTV stations may be anticipated to extend 15 to 30 miles depending upon numerous factors including the topography of the area, channel selected, and the transmitter output.

         Before the construction of an LPTV station begins, the FCC requires that a construction permit be granted. From the date the construction permit is issued, the FCC requires that construction of an LPTV station must be completed and the station be operation within three years. If this deadline is not met, the construction permit must be turned back to the FCC. The FCC envisions no extensions of time will be granted, the only possible exception being documented evidence of unforeseen and unavoidable delay in delivery of equipment that was contracted for properly. Construction of LPTV facilities, including acquisition and installation of equipment is in high demand, and the Company will rely upon parties not within its control for equipment. Although the Company will endeavor to meet the construction deadlines for any LPTV licenses it obtains, there is no assurance it will be able to do so, or, if necessary, that it will be able to secure extensions of time.

         The operation of an LPTV station depends upon a license issued by the FCC and licenses will only be granted after a station is constructed and operational. Without such license, the station cannot operate. An LPTV license will be issued for a period of eight years. At the expiration of this period, the licensee will have to apply for renewal which, if granted, would extend the period for an additional five years. The licensee is subject to the risk that its license may not be renewed. Additionally, the FCC has the authority to revoke a license prior to its expiration for serious misconduct and to assess monetary forfeitures. Continuance of a license is dependent upon compliance with the laws and regulations relating to the operation of LPTV stations. LPTV is not a new broadcast service having existed for 18 years. Renewals of licenses can be made for 8 year terms.

         All LPTV stations will receive secondary spectrum priority only. Secondary spectrum priority means an LPTV station may not cause objectionable interference to existing full power television stations. If an LPTV station does cause objectionable interference, it is responsible for eliminating that interference or it must go off the air. Further, an existing LPTV station that would cause objectionable interference to a new or proposed full power television station or to an existing full power television station which seeks to improve its facility, must cease operations or somehow eliminate the objectionable interference to the full power television station.

         The Communications Act of 1934, as amended, and the rules promulgated pursuant thereto require that prior to the transfer of control of a licensee, the proposed transfer must receive the approval of the FCC. A transfer of control can take place when any individual stockholder, family group or any group in privity gains or loses affirmative or negative control. Affirmative control means control of more than 50% of the voting stock; negative control consists of control exactly 50% of the voting stock. A transfer of control also is effectuated at such time as 50% or more of the stock passes out of the hands of the shareholders who held stock at the time the original authorization for the construction permit was issued. Therefore, if an LPTV construction permit is issued to the Company, the Company must establish internal controls to monitor compliance with this requirement.

         At the present time the Company has not identified any low power TV station that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a low power TV station may be made upon management's analysis of:

1.       Coverage of the station

2.       Availability of programming in the market

3.       Equipment of the station

4.       Management of the station

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company


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necessarily will furnish such holders, prior to any merger or acquisition,  with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a
business   opportunity   may  be  submitted  to  the   stockholders   for  their
consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of TV station opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

         No one of the factors described above will be controlling in the selection of a television business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         The Company is unable to predict when it may participate in low power TV stations opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

         Prior to making a decision to participate in a business opportunity for low power television, the Company will generally request that it be provided with: written materials regarding the station, containing such items as a description of programming, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

         As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

         It is possible that the low power television opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors -- Regulation of Penny Stocks."

         There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities in low power television at this time.

Form of Acquisition

         It is  impossible  to  predict  the  manner  in which the  Company  may participate in a low power TV station opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

         It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

         As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

         In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment Company Act and Other Regulation

         The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

         Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

         The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Competition

         The Company expects to encounter substantial competition in its efforts to locate attractive low power television opportunities, primarily from other television companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities.

No Rights of Dissenting Shareholders

         The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because the Colorado Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under Colorado law.

No Target Candidates for Acquisition

         None of the Company's Officers, Directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative Offices

         The Company currently maintains a mailing address at 10200 W. 44th Avenue, Suite 400, Wheat Ridge, Colorado 80033. The Company's telephone number is (303) 422-8127. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The


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Company pays no rent or other fees for the use of this mailing address.

Employees

         The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if for. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors

1. Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

         It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

2. Need For Additional Financing. The Company has very limited funds, and such funds will not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. Lack of Operating History. The Company was formed in March 1998 for the purpose of engaging in any lawful business. No revenues have ever been achieved. The Company is not profitable. The Company has no successful operating history, revenues from operations, or assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific low power television business opportunity and therefore can disclose the risks and hazards of a business opportunity that it may enter into in only a general manner, and cannot disclose fully in low power television the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1 "Description of Business."

7. Type of Business Acquired. The type of business to be acquired must be in the low power television business. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10. Reliance upon Financial Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

         Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

         In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. Other Regulation. An acquisition made by the Company may be of a low power television business that is subject to regulation or licensing by the agency, the Federal Communications Commission. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12. Dependence upon Management; Limited Participation of Management. The Company currently has only three individuals who are serving as its officers and directors. The Company will be heavily dependent upon his skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14. Indemnification of Officers and Directors. Colorado Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

15. Director's Liability Limited. Colorado Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

16. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

17. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

18. Competition. The search for potentially profitable low power TV opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

19. The Industry. The rules regarding LPTV stations have been in effect since 1982 and approximately 2000 LPTV licenses exist but less than 1200 stations are in operation, although approximately 1500 licenses have been granted, and the ones that are in operation have been in operation with mixed success. Accordingly, there is no assurance the LPTV business will be successful.

20. Competition in the Broadcast Industry. Competition for LPTV licenses and stations is severe. There are over 2000 licenses for LPTV stations presently granted by the FCC, and any license in which the Company or its affiliates acquires and interest faces competition from other applicants. The Company, if it is able to obtain a construction permit for an LPTV station and construct an LPTV station will face major competition for audience time and for advertising revenue from full service television stations which have a larger broadcast range, cable television systems, radio stations, and other entertainment and informational media.

21. Government Regulation. The Company's proposed activities are subject to extensive regulation by governmental authorities. Specifically, the FCC regulates the grant and renewal of licenses as well as the operation of stations. Existing and future laws or regulations could adversely affect such activities, and additional or changed activities could be subject to additional regulation by the same or other governmental authorities.

22. Dependence on Financing. Significant capital expenditures will be required to construct and operate LPTV stations. The cost to construct and operate a station depends on the range of coverage, topography of the area covered, programming costs and extent of local program origination. Due to such cost uncertainties and due to the fact that it is not known how many, if any, LPTV station licenses will be granted to the Company, the Company will only be able to construct a limited number of LPTV stations. Once the net proceeds from this offering allocated for such purposes have been utilized, additional opportunities with respect to LPTV stations may become available to the Company and, unless the Company has cash on hand or is able to secure additional financing, the Company may not be able to take advantage of such opportunities.

23. Programming. Although the Company believes that programming for LPTV stations is readily available, the Company may not have sufficient funds available to obtain quality programming that will attract advertisers and viewers. As of the date hereof the Company has not contracts to obtain either music video or satellite programming.

24. Business Dependent on Key Personnel. The business of the Company is dependent upon the active participation of its executive officers. Loss of the services of any of the Company's executive officers could adversely affect the conduct of the Company's business. The Company does not maintain nor does it have a present intention to acquire key man life insurance policies on its officers. The Company does, however, have written employment agreements with its officers.

25. Limitation of LPTV Industry. LPTV stations only receive secondary spectrum priority which means that: (1) a proposed LPTV station, in order to be granted a construction permit, may not cause objectionable interference with existing full power stations; and (2) an existing LPTV station that would cause objectionable interference with a new or proposed full power station or an existing full power station which seeks to improve its facility, must cease operations or eliminate the objectionable interference. There is no assurance that operations of any LPTV stations obtained by the Company will not have to be curtailed because of the objectionable interference.

26. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

27. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

28. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

29. Rule 144 Sales. 210,000 of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders of the Company have held their shares for two years are eligible to have freely tradable shares under Rule 144(K). A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

30. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

31. Blue Sky Restrictions. Many states have enacted statutes or rules which restrict or prohibit the sale or resale of securities of "blank check" companies to residents so long as they remain shell companies. In certain states this company might be deemed to be a "blank check" company because it has no operating business. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

         At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

         In the event of a violation of state laws regarding resale, the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.

Liquidity and Capital Resources

         The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has had little capital resources and stockholder's equity.

         The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

         During the period from March 16, 1998 (inception) through April 30, 1999, the Company has engaged in no significant operations other than organizational activities. There were no operations revenues or expenses from inception to April 30, 1998.

         The Company had no revenues in fiscal 1998. The Company incurred $793 in expenses in fiscal 1998, ended April 30, 1999.

         The net operating loss in fiscal 1998 was ($793). The net loss per share for the year was less than ($.01) per share.

         For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Results of Operations for the Quarter Ended July 31, 1999

         The Company incurred expenses of $1,800 for audit costs in the quarter ended July 31, 1999. The Company had no expenses in the same period in 1998. The Company had a loss on operations of $1,800 in the quarter in 1999 compared to no profit or loss on operations in the quarter in 1998.

         The Company expects that its losses on operations will continue for an indefinite time until it achieves an operational business, which it cannot achieve without significant additional capital investment, for which the Company has no source.

Need for Additional Financing

         The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination. And once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues

         Year 2000 problems result primarily from the inability of some computer software to property store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

         The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 10200 W. 44th Avenue, Suite 400, Wheat Ridge, Colorado 80033, which is the office address of its legal counsel, Michael A. Littman. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


                                           NUMBER OF
SHAREHOLDERS BENEFICIAL OWNERS             SHARES                PERCENTAGE
---------------------------------------------------------------------------

Adelisa Shwayder                           210,000               97.9%


Byron W. St. Clair                         0                     0%

Wesley F. Whiting                          0                     0%


All directors and executive
officers as a group (3 persons)      210,000                  97.9%

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The directors and executive officers currently serving the Company are as follows:


Name                                Position
---------------------------------------------------------------

Byron W. St. Clair                  President and Director

Adelisa Shwayder                    Secretary, Treasurer, and
                                    Director

Wesley F. Whiting                   Director


         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

         Dr. Byron W. St. Clair, Vice President and Director, is an independent engineering consultant specializing in over-the-air distribution systems. He was first President and then Chairman (Emeritus) of the Board of Directors of Larcan-TTC, a major manufacturer of television, radio transmitters until 1996. Previously he served as President of EMCEE and as a Director of Development of Adler Electronics, pioneering firms in the development of Low Power TV systems. His experience has included supplying equipment to establish instructional and entertainment TV systems in Alaska, administering television technology transfer projects in China, and participating in subcommittees regarding High Definition Television (HDTV) technologies.

     Dr. St. Clair holds a Ph.D. in Physics from Syracuse University, an MA and BS in Electrical Engineering from Columbia University. He is President of the National Translator Association, and associate member of the Association of Federal Communications Consulting Engineers, a member of the New York Academy of Sciences, and sits on the board of a Denver educational TV station. He has written numerous technical papers and articles.

         Adelisa Shwayder, Secretary and Director, received a BS from the University of Puerto Rico and an MS from Stanford University. She is currently a school psychologist for the Denver Public School system. She was previously a school psychologist for Arlington County Virginia and the Illinois Department of Child Development.

     Wesley Whiting, Director, Mr. Whiting was President, director, and secretary of Berge Exploration, Inc. (1978-88) and president, vice president, and director of NELX, Inc. (1994- 1998), and was vice president and director of Intermountain Methane Corporation (1988-91), and president of Westwind Production, Inc. (1997-1998). He has been a director of Kimbell deCar Corporation since 1998, and he has been President and a director of Dynadapt System, INc. since 1998.

         Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire low power TV opportunities.

         None  of  the  Company's   officers  and/or   directors   receives  any
compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

         It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted Common Stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         The Company has adopted a policy that its affiliates and management shall not be issued further common shares of the Company, except in the event discussed in the preceding paragraphs.

Indemnification of Officers and Directors

         As permitted by Colorado Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

         The Colorado Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General

         The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

Item 6.  Executive Compensation.


                                   SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                          Annual Compensation                                          Awards
====================================================================================================================================
Name and            Year           Salary            Bonus          Other Annual                Restricted              Securities
Principal                         ($)                ($)            Compensation                Stock                   Underlying
Position                                                            ($)                         Award(s)                Options/
                                                                                                ($)                     SARs (#)
                    ----------------------------------------------------------------------------------------------------------------
Byron W.                          0                  0              0                           0                       0
St. Clair,
President
                    ----------------------------------------------------------------------------------------------------------------
                    1998          0                  0              0                           0                       0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Adelisa             0             0                  0              0                           0
Shwayder,
Secretary
                    ----------------------------------------------------------------------------------------------------------------
                    1998          0                  0              0                           0                       0
====================================================================================================================================


         Option/SAR Grants Table (None)

         Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

         Long Term Incentive Plans - Awards in Last Fiscal Year (None)

         No officer or director has received any other remuneration in the one year period prior to the filing of this registration statement. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions.

         Prior to the date of this Registration Statement, the Company issued to its founders, officers, and directors, and to other shareholders, a total of 225,000 shares of Common Stock for a total of $25,000 in cash and nominal value of services. Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company unless resale is exempt under Section 4(1) or Rule 144 of the Securities Act of 1933. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

         Its founder, Adelisa Shwayder, received 200,000 shares in 1998 as consideration for services rendered in setting up the corporation and developing the business plan. Ms. Shwayder purchased 10,000 shares of common stock for $10,000 in 1999.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

         Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

         Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

         The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock $.0001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

         Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders

         Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

         No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

     The Company has engaged Mountain Share Transfer Inc. of Broomfield, Colorado as its transfer agent.

Reports to Stockholders

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 17 holders of record of the Company's common stock on April 30, 1999. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

         Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

         Since March 16, 1998 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                    PURCHASE                           AMOUNT OF                 CONSID-           PRICE PER
NAME & ADDRESS                      DATE                               SHARES                    ERATION           SHARE

Adelissa Shwayder                   1998                               200,000                   $20               $.0001

Jim Allen                           April 6, 1999                      500                       $500              1.00

Don Spencer                         April 6, 1999                      1000                      $1000             1.00

Blaine Stokes                       April 6, 1999                      2000                      $2000             1.00

Clark Rheemes                       April 6, 1999                      1000                      $1000             1.00

Frank Sularz                        April 6, 1999                      250                       $250              1.00

Rod Greiner                         April 6, 1999                      1000                      $1000             1.00








Brian Smith                         April 6, 1999                      250                       $250              1.00

Jim Sorensen                        April 6, 1999                      500                       $500              1.00

Andrew Snyder                       April 6, 1999                      250                       $250              1.00

John Schlie                         April 6, 1999                      250                       $25               1.00

Tom Joyce                           April 6, 1999                      250                       $250              1.00

Ron Galifa                          April 6, 1999                      250                       $25               1.00

Charlene Shaffer                    April 10, 1999                     7000                      $7000             1.00

Adelisa Shwayder                    April 10, 1999                     10000                     $10,000           1.00

Peter Hiniker                       April 10, 1999                     250                       $250              1.00

George Alverio                      April 10, 1999                     250                       $250              1.00

Total                                                                  $25,000



Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.



Item 5.  Indemnification of Directors and Officers



         The Colorado Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



DATED:  August 27, 1999



                                          COLORADO COMMUNITY BROADCASTING, INC.



                                              /s/ Byron W. St. Clair
                                          by: ----------------------------------
                                              President



                                          Directors:



                                          /s/ Adelisa Shwayder
                                          --------------------------------------
                                          Secretary and Director


                                          /s/ Wesley F. Whiting
                                          --------------------------------------
                                          Director



                                          --------------------------------------
                                          Director

                                INDEX TO EXHIBITS



SK#



3.1      Articles of Incorporation

3.2      Bylaws

                              FINANCIAL STATEMENTS

                          (A Development Stage Company)





                      COLORADO COMMUNITY BROADCASTING, INC.

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A Development Stage Company)





Index to Financial Statements



1998
----

Report of Independent Auditors for year ended April 30, 1999
     from Inception                                                   F-1

Balance Sheet for year ended April 30, 1999
     from Inception                                                   F-2

Statement of Operations for year ended April 30, 1999
     from Inception                                                   F-3

Statement of Changes in Stockholders' Equity for year
     ended April 30, 1999 from Inception                              F-4

Statement of Cash Flows for year ended April 30, 1999
     from Inception                                                   F-5

Notes to Financial Statements                                         F-6 - F-7



1999
----

Interim Financial Statements for  period ended
     July 31, 1999 (unaudited)                                        F-1

Balance Sheet - Period ended July 31, 1999                            F-2

Statement of Operations - Period ended July 31, 1999                  F-3

Statement of Cash Flows - Period ended July 31, 1999                  F-4

Notes to Financial Statements                                         F-5 - F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Colorado Community Broadcasting, Inc.


We have audited the accompanying balance sheet of Colorado Community Broadcasting, Inc. (a development stage company), as of April 30, 1999, and the related statement of operations and retained earnings and cash flows from March 16, 1998 (inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Community Broadcasting, Inc. as of April 30, 1998, and the results of its operations and its cash flows from March 16, 1998 (inception) to April 30, 1999, in conformity with generally accepted accounting principles.


Michael Johnson & Co.



                                       COLORADO COMMUNITY BROADCASTING, INC.

                                           (A DEVELOPMENT STAGE COMPANY)

                                                   BALANCE SHEET

                                                     APRIL 30,




ASSETS                                                    1999                        1998
CURRENT ASSETS

  Cash and cash equivalents                               $23,307                        0

  Subscriptions receivable                                      0                   10,250
                                                        --------------------------------------

Total current assets                                       25,307                        0

Total Assets                                             $ 25,307                        0
                                                       =======================================



LIABILITIES

CURRENT LIABILITIES

  Accrued expenses                                           $250                        0

  Due to related party                                      1,100                        0
                                                          ------------------------------------

Total Current Liabilities                                   1,350                        0
                                                          ------------------------------------

Total Liabilities                                           1,350                        0
                                                          ------------------------------------



STOCKHOLDERS' EQUITY (DEFICIT)

Additional paid-in capital                                 24,729                        0

Common stock, $.0001 par value, 100,000,000                    21                        0
shares authorized, 214,500 shares issued and
outstanding

Retained earnings (deficit) accumulated during               (793)                       0
development stage
                                                         -------------------------------------

Total Stockholders' Equity                                 23,957                        0
                                                         -------------------------------------

Total Liabilities and Stockholders' Equity                $25,307                        0
                                                         =====================================




The Notes to Financial Statements are an Integral Part of These Financial Statements



                                                COLORADO COMMUNITY BROADCASTING, INC.

                                                    (A DEVELOPMENT STAGE COMPANY)

                                                      STATEMENT OF OPERATIONS

                                   FOR THE YEAR ENDED APRIL 30, 1999 AND 1998 AND THE PERIOD FROM

                                        MARCH 16, 1998 (DATE OF INCEPTION) TO APRIL 30, 1999






                                                                                                            March 16, 1998
                                               Year Ended                      Year Ended                   (Inception) to
                                              April 30, 1998                  April 30, 1999                 April 30, 1999
                                                ------------------------------------------------------------------------------
REVENUES                                                0                               0                             0

EXPENSES                                                0                               0                             0

  Bank charges                                          0                             $80                           $80

  Telephone                                             0                              50                            50

  Entertainment                                         0                              38                            38

  Travel                                                0                             625                           625
                                                ------------------------------------------------------------------------------

Total Expenses                                          0                             793                           793
                                                ------------------------------------------------------------------------------

NET LOSS                                                0                          ($793)                        ($793)
                                                ==============================================================================




The Notes to Financial Statements are an Integral Part of These Financial Statements



                                                COLORADO COMMUNITY BROADCASTING, INC.

                                                    (A DEVELOPMENT STAGE COMPANY)

                                                      STATEMENT OF CASH FLOWS

                                       FOR THE YEAR ENDED APRIL 30, 1999 AND THE PERIOD FROM

                                        MARCH 16, 1998 (DATE OF INCEPTION) TO APRIL 30, 1999




                                                                                         Year Ended                 March 16, 1998

                                                                                          April 30,                 (Inception) to

                                                                                            1999                       April 30,

                                                                                                                         1999
                                                                                ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                                                                            ($739)                ($793)

Adjustments to reconcile net loss to net cash required by operating activities

Increase in accrued expenses
                                                                                                       250                  250
                                                                                ----------------------------------------------------

NET CASH REQUIRED BY OPERATING ACTIVITIES                                                            (543)                 (543)
                                                                                ----------------------------------------------------

  Proceeds from related party

CASH FLOWS FROM INVESTING ACTIVITIES

  Proceeds from issuance of stock                                                                    1,100                1,100
                                                                                ----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from issuance of stock                                                                   14,500               14,500
                                                                                ----------------------------------------------------

NET INCREASE IN CASH                                                                                15,057               15,057

CASH BEGINNING OF PERIOD
                                                                                ----------------------------------------------------

CASH END OF PERIOD                                                                                 $15,057              $15,057
                                                                                ====================================================
Supplemental disclosure of non-cash data.

During the year ended April 30, 1999, the Company issued $25,000 in common stock subscriptions.



The Notes to Financial Statements are an Integral Part of These Financial Statements

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEAR ENDED APRIL 30, 1999 AND THE PERIOD FROM

              MARCH 16, 1998 (DATE OF INCEPTION) TO APRIL 30, 1999



Retained earnings, March 16, 1998                             $        0

  Net income
                                                             ----------------

Retained earnings, April 30, 1998                                      0

  Net loss                                                          (793)
                                                             ----------------

Retained earnings (deficit), April 30, 1999                        ($793)
                                                             ================


The Notes to Financial Statements are an Integral Part of These Financial Statements

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS



Note 1 - Organization

Colorado Community Broadcasting, Inc. ("Company") was incorporated under the laws of the State of Colorado on March 16, 1998. The Company will own and operate low power television stations. It plans to operate the station to broadcast local programming mixed with appropriate national programming.

Note 2 - Summary of Significant Acounting Policies

A.  Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from those estimates.

B.  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS



Note 3 - Development Stage Operations

The Company is considered to be a Development Stage Company because it has been devoting substantially all of its efforts to obtaining investors and contracting to purchase a low power television license and station.

Note 4 - Related Party Transactions

The spouse of the President of the Company loaned $1,100 to the Company. No repayment terms have been negotiated. This individual was also reimbursed $663 for expenses.

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (a Development Stage Company)

                          Interim Financial Statements

                                   (Unaudited)

                         For Quarter Ended July 31, 1999



                                       COLORADO COMMUNITY BROADCASTING, INC.

                                           (a Development Stage Company)



                                                   BALANCE SHEET

                                                    (unaudited)




                                                              July 31,                   April 30,

                                                              1999                       1999
                                                      --------------------------------------------------------
Curent Assets:

  Cash and cash equivalents                                     23,507                      15,057

 Subscriptions receivable                                                                   10,250
                                                      --------------------------------------------------------

Total Current Assets                                            23,507                      25,307

Total Assets                                                    23,507                      25,307

Current Liabilities:

  Payables                                                         250                         250

  Related party                                                  1,100                       1,100
                                                      --------------------------------------------------------

Total Current Liabilities                                        1,350                       1,350

Stockholders' equity

Common stock, $.0001 par value

Authorized 100,000,000 shares:

Issued and outstanding 24,500,000
shares
                                                                    21                          21
Additional paid-in capital
                                                                24,729                      24,729
Retained Earnings (deficit)
                                                                (2,593)                       (793)

Total stockholders' equity                                      22,157                      23,957

TOTAL LIABILITIES & STOCKHOLDERS'
EQUITY
                                                                23,507                      25,307
                                                      ========================================================




                                       COLORADO COMMUNITY BROADCASTING, INC.

                                           (a Development Stage Company)



                                              STATEMENT OF OPERATIONS

                                                    (unaudited)




                                                                                Three Months                 Three Months
                                                                                Ending July                  Ending July
                                                                                31, 1999                     31, 1998
                                                                              ----------------------------------------------
Revenue & interest                                                                        $0                     $0

Expenses, general & administrative                                                     1,800                      0
                                                                                     --------                 ------
Total expenses                                                                         1,800                      -


Net income (loss) for period                                                          (1,800)                    $0

Net income (loss) per share                                                              ($-)                   ($-)

Weighted average number of common shares                                             214,500                      0





                                               COLORADO COMMUNITY BROADCASTING, INC.

                                                   (a Development Stage Company)



                                                      STATEMENT OF CASH FLOWS

                                                            (unaudited)






                                                                           Three Months                     Three Months
                                                                           Ending July 31,                  Ending July 31,
                                                                           1999                             1998
                                                                         -----------------------------------------------------
Cash flows from operating activities:

Net income (loss)                                                               (1,800)                               0

Adjustments to reconcile net income
(loss) to net cash provided (used) by
operating activities:

                                                                                     0                                0

Amortization                                                                         0                                0

Rent                                                                                 0                                0

Changes in:                                                                          0                                0

Accounts payable - related parties                                                   0                                0
                                                                         -----------------------------------------------------

Cash provided (used) by operating
activites
                                                                                (1,800)                               0

Cash flows from financing activities                                                 0                                0

Proceeds from stock subscription                                                10,250                                0

Cash at beginning of period                                                     15,057                                0

Cash at end of period                                                           23,507                                0

Net increase in cash                                                            10,250                                0
                                                                         =====================================================



                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                   (unaudited)



Note 1 - Organization

Colorado Community Broadcasting, Inc. ("Company") was incorporated under the laws of the State of Colorado on March 16, 1998. The Company will own and operate low power television stations. It plans to operate the station to broadcast local programming mixed with appropriate national programming.

Note 2 - Summary of Significant Acounting Policies

A.  Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from those estimates.

B.  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                      COLORADO COMMUNITY BROADCASTING, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                   (unaudited)



Note 3 - Development Stage Operations

The Company is considered to be a Development Stage Company because it has been devoting substantially all of its efforts to obtaining investors and contracting to purchase a low power television license and station.

Note 4 - Related Party Transactions

The spouse of the President of the Company loaned $1,100 to the Company. No repayment terms have been negotiated. This individual was also reimbursed $663 for expenses.